Exhibit 12.1
Ratio of Earnings to Fixed Charges

	March 31,			December 31,
	2011		2010	2010	2009	2008	2007	2006
Earnings:
(a) pre-tax income (loss) from continuing operations before adjustment for income or loss from equity investees	(44,776)		18,027	105,098	40,177	46,706	273,523	20,395
(b) fixed charges	44,156		38,675	170,047	145,103	353,672	185,719	67,700
(c) amortization of capitalized interest	—		—	—	—	—	—	—
(d) distributed income of equity investees	6,126		5,377	22,197	18,944	13,250	678	583
(e) share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—		—	—	—	—	—	—
Less:
(a) Interest capitalized	—		—	—	—	—	—	—
(b) preference security dividend requirements of consolidated subsidiaries	(27)		—	—	—	—	—	—
(c) noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	—		—	—	—	—	—	—

Total	5,479		62,079	297,342	204,224	413,628	459,920	88,678

Fixed charges:

(a) Interest expensed and capitalized	32,462		21,086	105,565	68,790	51,438	49,287	39,425
(b)amortization of debt expense and discount or premium and capitalized expenses related to indebtedness	1,331		1,614	11,752	6,682	2,077	1,856	8,004
(c) an estimate of the interest within rental expense	10,336		15,975	52,730	69,631	300,157	134,576	20,271
(d) preference security dividend requirements of consolidated subsidiaries	27		—	—	—	—	—	—

Total	44,156		38,675	170,047	145,103	353,672	185,719	67,700

Earnings to fixed charges	(A	)	1.61	1.75	1.41	1.17	2.48	1.31
(A) Additional pre-tax income from continuing operations before adjustment for income or loss from equity investees of $38,667 would be necessary to generate a ratio of earnings to fixed charges of 1.00.